

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2011

Via E-mail
Mr. Scott W. Smith
President, Chief Executive Officer and Director
Encore Energy Partners GP LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057

  Re: Encore Energy Partners LP
    Form 8-K/A
    Filed April 8, 2011
    File No. 001-33676

Dear Mr. Smith:

  We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           /s/ Ethan Horowitz

           Ethan Horowitz
           Branch Chief

cc: Stephen M. Gill, Vinson & Elkins LLP